

Mail Stop 3628

January 27, 2016

Hon. Mario Lopez de Leon, Jr.
Consul General
Philippine Consulate General
556 Fifth Avenue
New York, NY 10036-5095

Re: Republic of the Philippines
Registration Statement under Schedule B
Filed December 29, 2015
File No. 333-208780

Dear Mr. de Leon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note a June 8, 2015 press report that according to the 2013 annual audit report for the Bureau of Treasury, the Commission on Audit noted that the Philippines government has not disclosed contingent liabilities of P1.3 trillion. Please advise whether this issue has been resolved and, if appropriate, revise your disclosure accordingly.

2. To the extent possible, please update all statistics in the registration statement to provide the most recent data. Also update status of the Bangsamoro Basic Law discussed on page 21.

Republic of the Philippines

Government Corporations, page 13

3. Please provide additional information on the government financial institutions in this section or in another appropriate location.

Principal Sectors of the Economy

Service Sector, page 54

4. We note your disclosure on page 56 regarding the historical shortages of telephone lines. Please disclose statistical information relating to the number of telephone lines, as well as cellular mobile telephone and internet services in the Philippines.

Prices, Employment and Wages

Overseas Employment, page 62

5. Please revise to provide additional information about overseas foreign workers.

Balance of Payments

Foreign Direct Investment, page 85

6. Please include a table that discloses foreign direct investment by country and, if applicable, provide a narrative discussion of the reasons for material changes in the amounts of foreign direct investment.

7. Please identify any sectors in included in the "negative list" and any prohibited sectors.

Monetary System

Foreign Exchange System, page 93

8. Please disclose the primary factors that have caused the weakening of Peso against U.S. dollar in 2014 and 2015.

Exhibit 99(F)

9. Please have counsel revise the legality opinion to opine that the warrants will constitute valid and legally binding obligations of the Republic.

<u>Closing Comment</u>

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to me at (202) 551-3601.

Sincerely,

/s/ Tonya K. Aldave

Tonya K. Aldave
Attorney-Advisor

cc: Pam Shores, Esq.
         Linklaters LLP